UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November 2017

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017

Attached is an English translation of certain items that were disclosed in NTT’s Quarterly Securities Report for the three and six months ended September 30, 2017, which NTT filed on November 13, 2017 with the Financial Services Agency of Japan. The consolidated information in the quarterly securities report was prepared on the basis of accounting principles generally accepted in the United States. The financial information for the three and six months ended September 30, 2017 in the quarterly securities report is unaudited.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Takashi Ameshima
	Name:	Takashi Ameshima
	Title:	Vice President Investor Relations Office

Date: November 13, 2017

[Translation]

Quarterly Securities Report

(The Second Quarter of the 33rd Business Term)

From July 1, 2017 to September 30, 2017

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

[Note]

This document is an English translation of certain items that were disclosed in NTT’s Quarterly Securities Report for the six-month period ended September 30, 2017, which NTT filed on November 13, 2017 with the Financial Services Agency of Japan.

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Securities Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

[Cover]

[Document Filed]	Quarterly Securities Report (“Shihanki Hokokusho”)

[Applicable Law]	Article 24-4-7, Paragraph 1 of the Financial Instruments and Exchange Act of Japan

[Filed to]	Director, Kanto Local Finance Bureau

[Filing Date]	November 13, 2017

[Fiscal Year]	The Second Quarter of the 33rd Business Term (From July 1, 2017 to September 30, 2017)

[Company Name]	Nippon Denshin Denwa Kabushiki Kaisha

[Company Name in English]	NIPPON TELEGRAPH AND TELEPHONE CORPORATION

[Title and Name of Representative]	Hiroo Unoura, President and Chief Executive Officer

[Address of Head Office]	5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo

[Phone No.]	+81-3-6838-5481

[Contact Person]	Takashi Ameshima, Head of IR, Finance and Accounting Department

[Contact Address]	5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo

[Phone No.]	+81-3-6838-5481

[Contact Person]	Takashi Ameshima, Head of IR, Finance and Accounting Department +81-3-6838-5481

[Place Where Available for Public Inspection]	Tokyo Stock Exchange, Inc. (2-1, Nihombashi Kabutocho, Chuo-ku, Tokyo)

Item 1. Overview of the company

1. Selected Financial Data

U.S. GAAP

		Six Months Ended September 30, 2016		Six Months Ended September 30, 2017		Fiscal year ended March 31, 2017
Operating revenues	Millions of yen	5,524,328		5,664,795		11,391,016
		[2,807,589	]	[2,855,013	]
Income before income taxes and equity in earnings (losses) of affiliated companies	Millions of yen	896,905		982,025		1,527,769
Net income attributable to NTT	Millions of yen	476,096		527,505		800,129
		[232,468	]	[256,033	]
Comprehensive income (loss) attributable to NTT	Millions of yen	319,189		562,436		860,200
NTT shareholders’ equity	Millions of yen	8,757,222		9,441,681		9,052,479
Total assets	Millions of yen	20,447,251		21,498,152		21,250,325
NTT shareholders’ equity per share	Yen	4,298.90		4,705.67		4,491.73
Basic earnings per share attributable to NTT	Yen	230.90		262.84		390.94
		[114.12	]	[127.60	]
Diluted earnings per share attributable to NTT	Yen	—		—		—
Equity ratio (Ratio of NTT Shareholders’ Equity to Total Assets)%		42.8		43.9		42.6
Net cash provided by operating activities	Millions of yen	1,390,442		1,112,907		2,917,357
Net cash used in investing activities	Millions of yen	(876,529)		(1,074,740)		(2,089,311)
Net cash used in financing activities	Millions of yen	(562,399)		(118,064)		(981,511)
Cash and cash equivalents at end of period	Millions of yen	1,014,481		840,663		925,213

Notes:	(1)	As NTT prepares quarterly consolidated financial reports, changes in non-consolidated key financial data, among others, are not provided.
	(2)	The figures of “Operating revenues,” “Net income attributable to NTT,” and “Basic earnings per share attributable to NTT” in square brackets are those for the three months ended September 30, 2016 and 2017, respectively.
	(3)	Operating revenues do not include consumption taxes.
	(4)	Diluted earnings per share attributable to NTT is not stated because NTT did not have potentially dilutive common shares that were outstanding during the period.

2. Description of Business

The principal business segments of NTT Group (NTT and its affiliated companies) are its regional communications business, long distance and international communications business, mobile communications business, and data communications business.

There were no material changes in NTT Group’s business during the six months ended September 30, 2017, nor were there any material changes in its subsidiaries and affiliated companies.

Item 2. Business Overview

1. Risk Factors

There were no risks newly identified during the six months ended September 30, 2017. There was no material change in risk factors which were described in NTT’s Annual Securities Report for the fiscal year ended March 31, 2017.

2. Material Contracts

There were no material contracts relating to NTT’s operations that were agreed upon or entered into during the six months ended September 30, 2017.

3. Analysis of Consolidated Financial Condition, Results of Operations, and Cash Flows

(1) Consolidated Results

Six-Month Period Ended September 30, 2017 (April 1, 2017 – September 30, 2017)

	(Billions of yen)
	Six Months Ended September 30, 2016	Six Months Ended September 30, 2017	Change	Percent Change
Operating revenues	5,524.3	5,664.8	140.5	2.5%
Operating expenses	4,597.8	4,689.6	91.8	2.0%
Operating income	926.5	975.2	48.7	5.3%
Income before income taxes and equity in earnings (losses) of affiliated companies	896.9	982.0	85.1	9.5%
Net income attributable to NTT	476.1	527.5	51.4	10.8%

During the six months ended September 30, 2017, pursuant to its Medium-Term Management Strategy, adopted in May 2015, entitled “Towards the Next Stage 2.0,” NTT implemented measures to embark on a profit growth track by accelerating its self-transformation as a “Value Partner.”

<Efforts to Expand NTT’s Global Business and Increase Profit Generation>

NTT Group seeks to establish and expand its global cloud service as a cornerstone of its business operations, and strengthened its efforts to accelerate overseas profit generation through the following initiatives.

Specifically, NTT Group promoted cross-selling through collaboration among its group companies, including businesses related to global networks, cloud migration, and IT outsourcing. In addition, in response to increased demand for data center services, NTT launched its Rhein-Ruhr 1 Data Center in Germany, and began construction of new data center services in the cities of Mumbai and Bangalore in India.

Furthermore, each NTT Group Company has been engaged in strengthening and increasing the efficiency of its services and operations, and implementing cost reduction and profit generation measures through, among other things, reviewing its delivery systems.

<Efforts to Optimize Domestic Network Businesses and Enhance Profitability>

NTT Group continued working to enhance profitability by creating high value-added services as well as optimizing capital investments and reducing costs for its domestic network businesses, and worked to improve the efficiency of its facility use and reduce procurement costs, in addition to simplifying and streamlining its network systems.

In the regional communications business segment, NTT promoted initiatives for its “Hikari Collaboration Model” and subscriptions for Hikari access services for the “Hikari Collaboration Model” surpassed 10.00 million. In the mobile communications business segment, NTT worked to continuously enhance profitability by promoting its “Kake-hodai & Pake-aeru” billing plan, for which subscriptions reached over 39.00 million, and by agreeing to a business alliance with Matsumoto Kiyoshi Holdings Co., Ltd., including marketing collaborations and establishing point-sharing systems.

<Efforts to Achieve Sustainable Growth >

NTT Group will support the communications services field as a Gold Partner (Telecommunications Services) for the Olympic and Paralympic Games Tokyo 2020, and sees the initiative to bring about Society 5.0 (the creation of a new smart society that helps to resolve social issues), which is being promoted through public-private partnerships, as a great opportunity to utilize its collective strength.

NTT Group plans to make use of these opportunities to further accelerate migration to the B2B2X model and, together with businesses in other fields and local governments, strengthen measures aimed at creating services that will become the standards of the next generation.

Specifically, NTT agreed with Komatsu Ltd., SAP Japan Co., Ltd. and OPTiM Corporation to collectively plan and operate “LANDLOG,” a new platform that connects all construction production processes. In addition, NTT began joint experiments with NYK Group relating to IoT next generation platform development in vessel shipping.

As a result of these efforts, NTT Group’s consolidated operating revenues for the six-month period ended September 30, 2017 were ¥5,664.8 billion (an increase of 2.5% from the same period of the previous fiscal year), consolidated operating expenses were ¥4,689.6 billion (an increase of 2.0% from the same period of the previous fiscal year), consolidated operating income was ¥975.2 billion (an increase of 5.3% from the same period of the previous fiscal year), consolidated income before income taxes and equity in earnings (losses) of affiliated companies was ¥982.0 billion (an increase of 9.5% from the same period of the previous fiscal year), and net income attributable to NTT was ¥527.5 billion (an increase of 10.8% from the same period of the previous fiscal year).

Notes:	(1)	The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States.
	(2)	NTT, NTT East, NTT West, NTT Communications, and NTT DOCOMO are Gold Partners (Telecommunications Services) for the Olympic and Paralympic Games Tokyo 2020.

(2) Segment Results

NTT Group has five business segments: regional communications business, long distance and international communications business, mobile communications business, data communications business and other business.

The regional communications business segment comprises fixed voice related services, IP/packet communications services, system integration services and other services.

The long distance and international communications business segment principally comprises fixed voice related services, IP/packet communications services, system integration services and other services.

The mobile communications business segment comprises mobile voice related services, IP/packet communications services and other services.

The data communications business segment comprises system integration services.

The other business segment principally comprises real estate, finance, construction and power, systems development, and other services related to advanced research and development.

Results by business segment are as follows (intersegment revenues are included in the operating revenues, operating expenses and operating income of operational results for each business segment):

Regional Communications Business Segment

Six-Month Period Ended September 30, 2017 (April 1, 2017 – September 30, 2017)

	(Billions of yen)
	Six Months Ended September 30, 2016	Six Months Ended September 30, 2017	Change	Percent Change
Operating revenues	1,620.4	1,580.6	(39.8)	(2.5)%
Fixed voice related services	604.3	568.9	(35.4)	(5.9)%
IP/packet communications services	771.9	766.5	(5.4)	(0.7)%
System integration services	64.5	64.2	(0.3)	(0.4)%
Other services	179.8	181.0	1.2	0.7%

Operating expenses	1,388.2	1,327.4	(60.7)	(4.4)%

Operating income	232.2	253.2	20.9	9.0%

Operating revenues in the regional communications business segment for the six-month period ended September 30, 2017 decreased 2.5% from the same period of the previous fiscal year to ¥1,580.6 billion due to, among other things, a decrease in fixed voice related revenues. On the other hand, operating expenses for the six-month period ended September 30, 2017 decreased 4.4% from the same period of the previous fiscal year to ¥1,327.4 billion due to a decrease in depreciation costs, among other factors. As a result, segment operating income for the six-month period ended September 30, 2017 increased 9.0% from the same period of the previous fiscal year to ¥253.2 billion.

Number of subscriptions

	(Thousands of subscriber lines/subscriptions)
Service	As of March 31, 2017	As of September 30, 2017	Change	Percent Change
(NTT East)
Telephone Subscriber Lines	9,315	9,014	(301)	(3.2)%
INS-Net	1,293	1,244	(49)	(3.8)%
FLET’S Hikari (including Hikari Collaboration Model)	11,173	11,381	208	1.9%
FLET’S ADSL	411	379	(32)	(7.8)%
Hikari Denwa (thousand channels)	9,369	9,478	109	1.2%
FLET’S TV Transmission Services	951	972	21	2.2%
(NTT West)
Telephone Subscriber Lines	9,482	9,154	(328)	(3.5)%
INS-Net	1,246	1,196	(49)	(4.0)%
FLET’S Hikari (including Hikari Collaboration Model)	8,880	9,005	125	1.4%
FLET’S ADSL	508	470	(38)	(7.5)%
Hikari Denwa (thousand channels)	8,390	8,447	56	0.7%
FLET’S TV Transmission Services	570	597	27	4.8%

Notes:	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).
	(2)	“INS-Net” includes “INS-Net 64” and “INS-Net 1500.” In terms of number of channels, transmission rate, and line use rate (base rate), “INS-Net 1500” is in all cases roughly ten times greater than “INS-Net 64.” For this reason, one “INS-Net 1500” subscription is calculated as ten “INS-Net 64” subscriptions (including subscriptions to the “INS-Net 64 Lite Plan”).
	(3)	Number of FLET’S Hikari (including Hikari Collaboration Model) subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Mytown Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West and subscribers to the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.
	(4)	Numbers of subscribers for “Hikari Denwa” and “FLET’S TV Transmission Services” include wholesale services provided to service providers by NTT East and NTT West.

Long Distance and International Communications Business Segment

Six-Month Period Ended September 30, 2017 (April 1, 2017 – September 30, 2017)

	(Billions of yen)
	Six Months Ended September 30, 2016	Six Months Ended September 30, 2017	Change	Percent Change
Operating revenues	1,038.8	1,064.8	26.0	2.5%
Fixed voice related services	130.8	119.5	(11.3)	(8.6)%
IP/packet communications services	194.7	202.7	8.0	4.1%
System integration services	633.3	656.6	23.4	3.7%
Other services	80.1	86.0	5.9	7.3%

Operating expenses	996.7	994.4	(2.2)	(0.2)%

Operating income	42.2	70.4	28.2	66.9%

Operating revenues in the long distance and international communications business segment for the six-month period ended September 30, 2017 increased 2.5% from the same period of the previous fiscal year to ¥1,064.8 billion. This increase was due to, among other things, an increase in system integration revenues due to increased revenues of data center services and an increase in IP/packet communications revenues due to the expansion of “OCN Hikari” and other services, partially offset by a decrease in fixed voice related revenues. On the other hand, operating expenses for the six-month period ended September 30, 2017 decreased 0.2% from the same period of the previous fiscal year to ¥994.4 billion due to impairment losses that were recorded for the six-month period ended September 30, 2016 that were not recorded for the six-month period ended September 30, 2017, among other things. As a result, segment operating income for the six-month period ended September 30, 2017 increased 66.9% from the same period of the previous fiscal year to ¥70.4 billion.

Number of Subscriptions

	(Thousands of subscriptions)
Service	As of March 31, 2017	As of September 30, 2017	Change	Percent Change
OCN (ISP)	7,739	7,637	(102)	(1.3)%
Plala (ISP)	3,106	3,135	29	0.9%
Hikari TV	3,023	3,018	(4)	(0.1)%

Mobile Communications Business Segment

Six-Month Period Ended September 30, 2017 (April 1, 2017 – September 30, 2017)

	(Billions of yen)
	Six Months Ended September 30, 2016	Six Months Ended September 30, 2017	Change	Percent Change
Operating revenues	2,288.0	2,300.1	12.1	0.5%
Mobile voice related services	435.4	472.6	37.2	8.5%
IP/packet communications services	1,034.4	1,089.4	55.0	5.3%
Other services	818.2	738.1	(80.1)	(9.8)%

Operating expenses	1,704.3	1,752.8	48.5	2.8%

Operating income	583.7	547.3	(36.5)	(6.2)%

Despite a decline in revenues due to enhancing returns to customers and the decrease in sales of equipment, operating revenues for the mobile communications business segment for the six-month period ended September 30, 2017 increased 0.5% from the same period of the previous fiscal year to ¥2,300.1 billion due to an increase in IP/packet communications revenues resulting from the expansion of “Kake-hodai & Pake-aeru” and “docomo Hikari.” On the other hand, operating expenses for the six-month period ended September 30, 2017 increased 2.8% from the same period of the previous fiscal year to ¥1,752.8 billion due to an increase in revenue-linked expenses in “docomo Hikari”, among other factors. As a result, segment operating income for the six-month period ended September 30, 2017 decreased 6.2% from the same period of the previous fiscal year to ¥547.3 billion.

Number of subscriptions

	(Thousands of subscriptions)
Service	As of March 31, 2017	As of September 30, 2017	Change	Percent Change
Mobile Telecommunications Services	74,880	75,361	481	0.6%
(incl.) “Kake-hodai & Pake-aeru” billing plan	37,066	39,617	2,552	6.9%
Telecommunications Services (LTE (Xi))	44,544	46,908	2,364	5.3%
Telecommunications Services (FOMA (3G))	30,336	28,453	(1,883)	(6.2)%

sp-mode	35,921	37,418	1,497	4.2%

i-mode	15,493	13,809	(1,684)	(10.9)%

Note:	Number of Mobile Telecommunications Services (including “Telecommunications Services (LTE (Xi))” and “Telecommunications Services (FOMA (3G))”) includes Communication Module Services.

Data Communications Business Segment

Six-Month Period Ended September 30, 2017 (April 1, 2017 – September 30, 2017)

	(Billions of yen)
	Six Months Ended September 30, 2016	Six Months Ended September 30, 2017	Change	Percent Change
Operating revenues	762.1	944.4	182.4	23.9%
Operating expenses	726.2	885.4	159.3	21.9%
Operating income	35.9	59.0	23.1	64.4%

Operating revenues in the data communications business segment for the six-month period ended September 30, 2017 increased 23.9% from the same period of the previous fiscal year to ¥944.4 billion due to, among other things, the impact of the increase in the number of and expansion of consolidated subsidiaries resulting from the acquisition of Dell Services and the expansion of NTT’s domestic businesses. On the other hand, operating expenses for the six-month period ended September 30, 2017 increased 21.9% from the same period of the previous fiscal year to ¥885.4 billion due to, among other things, the impact of the increase in the number of and expansion of consolidated subsidiaries and an increase in revenue-linked expenses. As a result, segment operating income for the six-month period ended September 30, 2017 increased 64.4% from the same period of the previous fiscal year to ¥59.0 billion.

Other Business Segment

Six-Month Period Ended September 30, 2017 (April 1, 2017 – September 30, 2017)

	(Billions of yen)
	Six Months Ended September 30, 2016	Six Months Ended September 30, 2017	Change	Percent Change
Operating revenues	567.6	564.4	(3.2)	(0.6)%
Operating expenses	537.9	525.0	(12.9)	(2.4)%
Operating income	29.7	39.4	9.7	32.7%

Operating revenues in the other business segment for the six-month period ended September 30, 2017 decreased 0.6% from the same period of the previous fiscal year to ¥564.4 billion due to a decrease in revenues of NTT Group’s systems development business, partially offset by an increase in revenues of NTT Group’s real estate business, among other things. On the other hand, operating expenses for the six-month period ended September 30, 2017 decreased 2.4% from the same period of the previous fiscal year to ¥525.0 billion due to, among other things, a decrease in revenue-linked expenses in NTT Group’s systems development business and cost reductions by each group company. As a result, segment operating income for the six-month period ended September 30, 2017 increased 32.7% from the same period of the previous fiscal year to ¥39.4 billion.

(3) Cash Flows

Net cash provided by operating activities for the six-month period ended September 30, 2017 decreased by ¥277.5 billion (20.0%) from the same period of the previous fiscal year to ¥1,112.9 billion. This decrease was due to, among other factors, a decrease in collection of accounts receivable.

Net cash used in investing activities increased by ¥198.2 billion (22.6%) from the same period of the previous fiscal year to ¥1,074.7 billion. This increase was due to, among other factors, an increase in payments for capital investments.

Net cash used in financing activities decreased by ¥444.3 billion (79.0%) from the same period of the previous fiscal year to ¥118.1 billion. This decrease was due to, among other factors, a decrease in stock repurchases by NTT and a decrease in stock repurchases by NTT’s subsidiaries.

As a result of the above, NTT Group’s consolidated cash and cash equivalents as of September 30, 2017 totaled ¥840.7 billion, a decrease of ¥84.6 billion (9.1%) from the end of the previous fiscal year.

	(Billions of yen)
	Six Months Ended September 30, 2016	Six Months Ended September 30, 2017	Change	Percent Change
Cash flows provided by operating activities	1,390.4	1,112.9	(277.5)	(20.0)%
Cash flows used in investing activities	(876.5)	(1,074.7)	(198.2)	(22.6)%
Cash flows provided by (used in) financing activities	(562.4)	(118.1)	444.3	79.0%

(4) Operational and Finance Issues Facing the Corporate Group

There were no material changes in the operational and finance issues facing the corporate group for the six months ended September 30, 2017, and no new additional issues arose during the period.

(5) Research and Development

NTT’s research and development expenses for the six months ended September 30, 2017 were ¥98.4 billion. There were no material changes in NTT’s research and development activities during the six months ended September 30, 2017.

Item 3. Information on NTT

1. Information on NTT’s Shares

(1) Total Number of Shares

Total Number of Shares

Class	Total Number of Shares Authorized to be Issued (shares)
Common stock	6,192,920,900

Total	6,192,920,900

Issued Shares

Class	Number of Shares Issued as of September 30, 2017 (shares)	Number of Shares Issued as of the Filing Date (shares) (November 13, 2017)	Stock Exchange on which the Company is Listed	Description
Common Stock	2,096,394,470	2,096,394,470	Tokyo Stock Exchange (The First Section)	The number of shares per one unit of shares is 100 shares

Total	2,096,394,470	2,096,394,470	—	—

Notes:	(1)	Pursuant to the Board of Directors’ resolution on December 12, 2016, NTT acquired 30,587,200 shares of its outstanding common stock between December 19, 2016 and April 12, 2017.
	(2)	At a meeting of its Board of Directors held on September 25, 2017, NTT authorized repurchases of up to 30 million shares of its common stock at an aggregate cost not to exceed ¥150 billion during the period between September 26, 2017 and March 31, 2018.

(2) Information on Share Acquisition Rights

Not applicable.

(3) Information on Moving Strike Convertible Bonds

Not applicable.

(4) Information on Shareholder Rights Plans

Not applicable.

(5) Changes in the Total Number of Issued Shares, the Amount of Common Stock, and Other

Date	Changes in the total number of issued shares (shares)	Balance of the total number of issued shares (shares)	Changes in Common Stock (millions of yen)	Balance of Common Stock (millions of yen)	Change in Capital Reserve (millions of yen)	Balance of Capital Reserve (millions of yen)
July 1, 2017 – September 30, 2017	—	2,096,394,470	—	937,950	—	2,672,826

(6) Major Shareholders

	As of September 30, 2017
Name	Address	Number of Shares Held (thousands of shares)	Ownership Percentage to the Total Number of Issued Shares
The Minister of Finance	1-1, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo	679,122	32.39
Japan Trustee Services Bank, Ltd. (Trust Account)	8-11, Harumi 1-chome, Chuo-ku, Tokyo	86,763	4.14
The Master Trust Bank of Japan, Ltd. (Trust Account)	11-3, Hamamatsucho 2-chome, Minato-ku, Tokyo	72,751	3.47
JPMorgan Chase Bank 380055 (Standing proxy: Mizuho Bank, Ltd.)	270 PARK AVENUE, NEW YORK, NY 10017, UNITED STATES OF AMERICA (15-1, Konan 2-chome, Minato-ku, Tokyo)	53,203	2.54
Japan Trustee Services Bank, Ltd. (Trust Account 5)	8-11, Harumi 1-chome, Chuo-ku, Tokyo	26,874	1.28
Japan Trustee Services Bank, Ltd. (Trust Account 9)	8-11, Harumi 1-chome, Chuo-ku, Tokyo	24,594	1.17
Japan Trustee Services Bank, Ltd. (Trust Account 1)	8-11, Harumi 1-chome, Chuo-ku, Tokyo	21,701	1.04
Japan Trustee Services Bank, Ltd. (Trust Account 2)	8-11, Harumi 1-chome, Chuo-ku, Tokyo	21,140	1.01
Moxley & Co. LLC (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	4 NEW YORK PLAZA, 13TH FLOOR, NEW YORK, NY 10004 U.S.A (7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo)	20,862	1.00
JPMorgan Chase Bank 385632 (Standing proxy: Mizuho Bank, Ltd.)	25 BANK STREET, CANARY WHARF, LONDON, E14 5JP, UNITED KINGDOM (15-1, Konan 2-chome, Minato-ku, Tokyo)	20,380	0.97

Total	—	1,027,394	49.01

Note: NTT’s holdings of treasury stock (89,947,292 shares) are not included in the above table.

(7) Information on Voting Rights

Issued Shares

As of September 30, 2017
Classification	Number of Shares (shares)	Number of Voting Rights	Description
Shares without Voting Rights	—	—	—
Shares with Restricted Voting Rights (treasury stock, etc.)	—	—	—
Shares with Restricted Voting Rights (others)	—	—	—
Shares with Full Voting Rights (treasury stock, etc.)	(treasury stock) 89,947,200 shares of common stock (others) 36,800 shares of common stock	—	—
Shares with Full Voting Rights (others)	2,003,808,500 shares of common stock	20,038,079	—
Shares Representing Less than One Unit	2,601,970 shares of common stock	—	—
Number of Issued Shares	2,096,394,470 shares of common stock	—	—

Total Number of Voting Rights	—	20,038,079	—

Notes:	(1)	Others in “Shares with Full Voting Rights (treasury stock, etc.)” means stock for which the exercise of voting rights are limited pursuant to Article 308 of the Companies Act of Japan.
	(2)	The total number of shares in “Shares with Full Voting Rights (others)” includes 29,100 shares held in the name of the Japan Securities Depository Center, and the number of shares in “Shares Representing Less Than One Unit” includes 44 shares held in the name of the Japan Securities Depository Center. “Number of Voting Rights” includes 291 voting rights associated with “Shares with Full Voting Rights” held in the name of the Japan Securities Depository Center, and does not include 6 voting rights associated with “Shares with Full Voting Rights” recorded on the shareholder register under NTT, but not actually owned by NTT.

Treasury Stock

	As of September 30, 2017
Name of Shareholder	Address	Number of Shares Held Under Own Name (shares)	Number of Shares Held Under the Names of Others (shares)	Total Shares Held (shares)	Ownership Percentage to the Total Number of Issued Shares
(treasury stock) Nippon Telegraph and Telephone Corporation	5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo	89,947,200	—	89,947,200	4.3%
(others) Nihon Meccs Corporation	6-3, Irifune 3-chome, Chuo-ku, Tokyo	36,800	—	36,800	0.0%

Total	—	89,984,000	—	89,984,000	4.3%

Notes:	(1)	Others in “Name of Shareholder” means stock for which the exercise of voting rights are limited pursuant to Article 308 of the Companies Act of Japan.
	(2)	In addition to the above, there are 600 shares that are recorded on the shareholder register under NTT, but not actually owned by NTT. Such shares are included in “Shares with Full Voting Rights (others)” under “Issued Shares”.
	(3)	NTT acquired 30,587,200 shares of its outstanding common stock between December 19, 2016 and April 12, 2017. For details, please see “Note 3. Equity” under “Consolidated Financial Statement” of “4. Financial Information”.

2. Changes in Directors and Senior Management

    Not applicable.

Item 4. Financial Information

Preparation Method of Quarterly Consolidated Financial Statements

The quarterly consolidated financial statements of NTT have been prepared in accordance with accounting terminology, forms and preparation methods required in order to issue American Depositary Shares, and in accordance with U.S. generally accepted accounting principles, pursuant to Article 95 of “Ordinance on the Terminology, Forms, and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007).

Figures in NTT’s quarterly consolidated financial statements have been rounded to the nearest million yen.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2017	September 30, 2017
ASSETS
Current assets:
Cash and cash equivalents	¥925,213	¥840,663
Short-term investments	63,844	144,206
Notes and accounts receivable, trade	2,699,708	2,739,030
Allowance for doubtful accounts (Note 7)	(48,626)	(48,729)
Accounts receivable, other	505,145	567,027
Inventories (Note 2)	365,379	386,862
Prepaid expenses and other current assets	573,170	600,288
Deferred income taxes (Note 1)	228,590	—

Total current assets	5,312,423	5,229,347

Property, plant and equipment:
Telecommunications equipment	11,046,115	11,014,642
Telecommunications service lines	16,064,732	16,145,869
Buildings and structures	6,147,869	6,222,954
Machinery, vessels and tools	2,032,389	2,117,492
Land	1,292,685	1,304,617
Construction in progress	421,819	459,247

	37,005,609	37,264,821
Accumulated depreciation	(27,286,588)	(27,461,554)

Net property, plant and equipment	9,719,021	9,803,267

Investments and other assets:
Investments in affiliated companies	484,596	496,445
Marketable securities and other investments	495,290	508,680
Goodwill (Note 1)	1,314,645	1,366,673
Software	1,209,485	1,201,543
Other intangible assets	453,918	416,509
Other assets	1,492,076	1,505,899
Deferred income taxes (Note 1)	768,871	969,789

Total investments and other assets	6,218,881	6,465,538

Total assets	¥21,250,325	¥21,498,152

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2017	September 30, 2017
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥227,207	¥268,876
Current portion of long-term debt	681,904	710,206
Accounts payable, trade	1,612,996	1,239,946
Current portion of obligations under capital leases	14,430	15,866
Accrued payroll	443,308	442,953
Accrued taxes on income	239,755	247,954
Accrued consumption tax	75,083	92,430
Advances received	324,342	360,952
Other	512,368	483,083

Total current liabilities	4,131,393	3,862,266

Long-term liabilities:
Long-term debt (excluding current portion)	3,168,478	3,181,371
Obligations under capital leases (excluding current portion)	25,568	22,730
Liability for employees’ retirement benefits	1,599,381	1,624,134
Accrued liabilities for point programs	103,047	94,136
Deferred income taxes (Note 1)	166,751	150,380
Other	497,132	506,945

Total long-term liabilities	5,560,357	5,579,696

Redeemable noncontrolling interests	50,819	54,795

Equity:
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value (Note 3) Authorized – 6,192,920,900 shares Issued 2,096,394,470 shares at March 31 and September 30, 2017	937,950	937,950
Additional paid-in capital	2,862,035	2,855,486
Retained earnings (Note 3)	5,626,155	6,033,702
Accumulated other comprehensive income (loss) (Note 3)	1,562	33,142
Treasury stock, at cost (Note 3) – 81,026,959 shares at March 31, 2017 and 89,947,292 shares at September 30, 2017	(375,223)	(418,599)

Total NTT shareholders’ equity	9,052,479	9,441,681

Noncontrolling interests (Note 3)	2,455,277	2,559,714

Total equity	11,507,756	12,001,395

Contingent liabilities (Note 8)

Total liabilities and equity	¥21,250,325	¥21,498,152

	Yen
	March 31, 2017	September 30, 2017
Per share of common stock:

NTT shareholders’ equity	¥4,491.73	¥4,705.67

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen, except per share data
	2016	2017
Operating revenues (Note 5):
Fixed voice related services	¥619,316	¥571,039
Mobile voice related services	429,604	467,669
IP/packet communications services	1,901,368	1,908,862
Sale of telecommunications equipment	423,074	348,515
System integration	1,397,071	1,599,833
Other	753,895	768,877

	5,524,328	5,664,795

Operating expenses:
Cost of services (excluding items shown separately below)	1,153,397	1,120,488
Cost of equipment sold (excluding items shown separately below)	406,441	379,912
Cost of system integration (excluding items shown separately below)	986,249	1,141,083
Depreciation and amortization	716,473	659,938
Impairment losses
Goodwill	4,471	—
Other	10,197	557
Selling, general and administrative expenses (Note 6)	1,320,616	1,387,634

	4,597,844	4,689,612

Operating income (Note 5)	926,484	975,183

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(19,780)	(16,573)
Interest income	8,621	8,962
Other, net (Note 3)	(18,420)	14,453

	(29,579)	6,842

Income before income taxes and equity in earnings (losses) of affiliated companies	896,905	982,025

Income tax expense (benefit) (Note 3):
Current	246,678	318,773
Deferred	34,766	(9,360)

	281,444	309,413

Income before equity in earnings (losses) of affiliated companies	615,461	672,612
Equity in earnings (losses) of affiliated companies (Note 3)	10,065	6,755

Net income	625,526	679,367

Less – Net income attributable to noncontrolling interests	149,430	151,862

Net income attributable to NTT	¥476,096	¥527,505

Per share of common stock:
Weighted average number of shares outstanding	2,061,934,989	2,006,905,710
Net income attributable to NTT (Note 1)	¥230.90	¥262.84

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2016	2017
Net income	¥625,526	¥679,367
Other comprehensive income (loss), net of tax (Note 3)
Unrealized gain (loss) on securities	(18,302)	13,107
Unrealized gain (loss) on derivative instruments	(2,009)	966
Foreign currency translation adjustments	(178,873)	34,386
Pension liability adjustments	5,812	3,681

Total other comprehensive income (loss)	(193,372)	52,140

Total comprehensive income (loss)	432,154	731,507

Less – Comprehensive income attributable to noncontrolling interests	112,965	169,071

Total comprehensive income (loss) attributable to NTT	¥319,189	¥562,436

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen, except per share data
	2016	2017
Operating revenues (Note 5):
Fixed voice related services	¥307,546	¥280,839
Mobile voice related services	216,627	238,933
IP/packet communications services	953,319	959,697
Sale of telecommunications equipment	236,358	175,098
System integration	708,761	817,327
Other	384,978	383,119

	2,807,589	2,855,013

Operating expenses:
Cost of services (excluding items shown separately below)	606,143	565,615
Cost of equipment sold (excluding items shown separately below)	231,175	195,383
Cost of system integration (excluding items shown separately below)	484,516	579,992
Depreciation and amortization	357,275	327,660
Impairment losses
Goodwill	4,471	—
Other	9,818	557
Selling, general and administrative expenses (Note 6)	675,102	702,220

	2,368,500	2,371,427

Operating income (Note 5)	439,089	483,586

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(9,774)	(8,244)
Interest income	4,289	4,385
Other, net (Note 3)	17,194	6,065

	11,709	2,206

Income before income taxes and equity in earnings (losses) of affiliated companies	450,798	485,792

Income tax expense (benefit) (Note 3):
Current	117,367	161,997
Deferred	25,152	(4,982)

	142,519	157,015

Income before equity in earnings (losses) of affiliated companies	308,279	328,777
Equity in earnings (losses) of affiliated companies (Note 3)	5,452	3,184

Net income	313,731	331,961

Less – Net income attributable to noncontrolling interests	81,263	75,928

Net income attributable to NTT	¥232,468	¥256,033

Per share of common stock:
Weighted average number of shares outstanding	2,037,089,579	2,006,454,846
Net income attributable to NTT	¥114.12	¥127.60

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2016	2017
Net income	¥313,731	¥331,961
Other comprehensive income (loss), net of tax (Note 3)
Unrealized gain (loss) on securities	(3,600)	8,984
Unrealized gain (loss) on derivative instruments	(5,387)	(1,699)
Foreign currency translation adjustments	(78,093)	25,530
Pension liability adjustments	3,236	1,588

Total other comprehensive income (loss)	(83,844)	34,403

Total comprehensive income (loss)	229,887	366,364

Less – Comprehensive income attributable to noncontrolling interests	64,675	86,448

Total comprehensive income (loss) attributable to NTT	¥165,212	¥279,916

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2016	2017
Cash flows from operating activities:
Net income	¥625,526	¥679,367
Adjustments to reconcile net income to net cash provided by operating activities –
Depreciation and amortization	716,473	659,938
Impairment losses	14,668	557
Deferred taxes	34,766	(9,360)
Losses on disposals of property, plant and equipment	32,753	28,823
Gains on sales of property, plant and equipment	(14,188)	(1,106)
Equity in (earnings) losses of affiliated companies	(10,065)	(6,755)
(Increase) decrease in notes and accounts receivable, trade	263,040	(12,313)
(Increase) decrease in inventories	(42,369)	(31,521)
(Increase) decrease in other current assets	(84,175)	(113,122)
Increase (decrease) in accounts payable, trade and accrued payroll	(254,909)	(253,952)
Increase (decrease) in accrued consumption tax	(6,511)	16,995
Increase (decrease) in advances received	34,708	40,285
Increase (decrease) in accrued taxes on income	(43,784)	12,720
Increase (decrease) in other current liabilities	22,656	12,494
Increase (decrease) in liability for employees’ retirement benefits	20,592	24,925
Increase (decrease) in other long-term liabilities	15,576	(869)
Other	65,685	65,801

Net cash provided by operating activities	1,390,442	1,112,907

Cash flows from investing activities:
Payments for property, plant and equipment	(638,891)	(699,119)
Payments for intangibles	(196,713)	(192,690)
Proceeds from sales of property, plant and equipment	21,480	5,063
Payments for purchases of non-current investments	(23,484)	(27,632)
Proceeds from sales and redemptions of non-current investments	42,097	15,034
Acquisitions of subsidiaries, net of cash acquired	(10,474)	(17,475)
Payments for purchases of short-term investments	(79,097)	(185,135)
Proceeds from redemptions of short-term investments	24,462	113,461
Other	(15,909)	(86,247)

Net cash used in investing activities	¥(876,529)	¥(1,074,740)

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2016	2017
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥149,354	¥288,854
Payments for settlement of long-term debt	(201,187)	(202,749)
Proceeds from issuance of short-term debt	1,987,414	3,222,376
Payments for settlement of short-term debt	(1,936,943)	(3,185,981)
Dividends paid (Note 3)	(125,768)	(120,922)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(267,514)	(43,407)
Acquisition of shares of subsidiaries from noncontrolling interests	(113,838)	(8,877)
Other	(53,917)	(67,358)

Net cash used in financing activities	(562,399)	(118,064)

Effect of exchange rate changes on cash and cash equivalents	(22,670)	1,266

Net increase (decrease) in cash and cash equivalents	(71,156)	(78,631)

Cash and cash equivalents at beginning of period	1,088,275	925,213

Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries (Note 1)	(2,638)	(5,919)

Cash and cash equivalents at end of period	¥1,014,481	¥840,663

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Summary of significant accounting policies:

As permitted by the “Ordinance on the Terminology, Forms, and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office Ordinance No. 64 of 2007), the accompanying consolidated balance sheets at March 31 and September 30, 2017, the consolidated statements of income and the consolidated statements of comprehensive income for the three and six months ended September 30, 2016 and 2017 and the consolidated statements of cash flows for the six months ended September 30, 2016 and 2017 of NTT and its subsidiaries (collectively with NTT, “NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted.

(1) Application of New Accounting Standards

Balance Sheet Classification of Deferred Taxes –

On November 20, 2015, the FASB issued ASU2015-17 “Balance sheet classification of deferred taxes” which requires that all deferred tax liabilities and assets be classified as noncurrent on the balance sheet.

Effective April 1, 2017, NTT Group adopted this ASU prospectively and prior periods were not retrospectively adjusted.

Simplifying the Test for Goodwill Impairment –

On January 26, 2017, the FASB issued ASU 2017-04 “Simplifying the Test for Goodwill Impairment,” which replaces the two-step goodwill impairment test with the one-step goodwill impairment test. The amendments in this update require that an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and an entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value.

The adoption of ASU 2017-04 would be permitted for goodwill impairment tests with measurement dates after January 1, 2017. NTT Group adopted this ASU for goodwill impairment test with measurement date on July 1, 2017.

(2) Change in Fiscal Year End of Certain Subsidiaries

As of April 1, 2016, certain of NTT’s consolidated subsidiaries changed their fiscal year ends from December 31 to March 31, thereby eliminating a three-month lag between their fiscal year ends and NTT’s fiscal year end in NTT’s quarterly consolidated financial statements. The elimination of this lag was applied as a change in accounting policy. NTT did not make any retrospective adjustments to its financial statements as these changes did not have a material impact on the consolidated financial statements for the fiscal year ended March 31, 2016. As a result of this change, NTT’s retained earnings, accumulated other comprehensive income (loss), and noncontrolling interests have decreased by ¥214 million, ¥1,454 million and ¥1,408 million, respectively, as of the beginning of the previous fiscal year. In addition, the change in cash and cash equivalents resulting from this change in fiscal year end is presented in the consolidated statements of cash flows under “Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries.”

As of April 1, 2017, certain of NTT’s consolidated subsidiaries changed their fiscal year ends from December 31 or January 31 to March 31, thereby eliminating a three-month or two-month lag between their fiscal year ends and NTT’s fiscal year end in NTT’s quarterly consolidated financial statements. The elimination of this lag was applied as a change in accounting policy. NTT did not make any retrospective adjustments to its financial statements as these changes did not have a material impact on the consolidated financial statements for the six months ended September 30, 2016 or the year ended March 31, 2017. As a result of this change, NTT’s retained earnings have increased by ¥964 million, and its accumulated other comprehensive income (loss) and noncontrolling interests have decreased by ¥3,351 million and ¥2,012 million, respectively, as of the beginning of the current fiscal year. In addition, the change in cash and cash equivalents resulting from this change in fiscal year end is presented in the consolidated statements of cash flows under “Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries.”

(3) Earnings per Share

Basic earnings per share (“EPS”) is computed based on the average number of shares outstanding during the period. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities for the six months ended September 30, 2016 and 2017, there is no difference between basic EPS and diluted EPS.

(4) Reclassifications

Certain items for prior periods’ financial statements have been reclassified to conform to the presentation for the six months ended September 30, 2017.

(5) Recently Issued Accounting Standards

Revenue from Contracts with Customers –

On May 28, 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers,” which requires an entity to recognize revenue when the entity transfers control of promised goods or services to customers. Revenue is recognized in an amount that reflects the consideration an entity expects to receive in exchange for those goods or services. An entity also is required to disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective.

The FASB also issued ASU 2016-08 “Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” ASU 2016-10 “Identifying Performance Obligations and Licensing,” ASU 2016-12 “Narrow-Scope Improvements and Practical Expedients,” ASU 2016-20 “Technical Corrections and Improvements to Topic 606,” and ASU 2017-05 “Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets” in March, April, May and December 2016, and February 2017, respectively, to amend ASU 2014-09 partially.

On August 12, 2015, the FASB issued ASU 2015-14 “Revenue from Contracts with Customers: Deferral of the Effective Date,” and deferred the effective date of ASU 2014-09 by one year. Consequently, the new standard is effective for annual reporting periods beginning after December 15, 2017. The standard is expected to take effect for NTT Group on April 1, 2018. Early adoption of the standard as of April 1, 2017 would also be permitted.

The two permitted transition methods under the new standard are the full retrospective method, or the modified retrospective method. Under the full retrospective method, all periods presented will be updated upon adoption to conform to the new standard and a cumulative adjustment for effects on periods prior to the reporting period will be recorded to retained earnings at the beginning of the initial reporting period. Under the modified retrospective approach, the current reporting period will be updated to conform to the new standard and a cumulative adjustment for effects of applying the new standard to periods prior to the reporting period that includes the date of initial application is recorded to retained earnings as of the date of initial application, and also incremental disclosures related to the amount affected by the application of this new standard are required.

NTT has not decided on a transition method and is currently evaluating the impact of the new standard on NTT’s consolidated financial statements and related disclosures. The impact on revenue resulting from the application of the new standard will be subject to assessments that are dependent on many variables, including, but not limited to, the terms, the transaction prices including discounts and the mixture of the goods and services of NTT’s contractual arrangements. While NTT is continuing to assess all potential impacts resulting from the application of the new standard, NTT believes that the most significant impacts may include the following items:

•

The new standard requires the recognition of incremental costs of obtaining contacts and direct costs of fulfilling contracts with customers as assets. Under the current standard, those costs relating to communication services provided on the Regional communications business, the Long distance and international communications business, and the Mobile communications business are capitalized and amortized up to the upfront fees as the upper limit over the estimated average period of the subscription for each service. After adopting the new standard, all of those costs will be capitalized, and therefore, part of the sales commissions and other charges that have previously been treated as expenses will be recognized as additional assets.

•

The new standard requires that if customers are granted by an entity the option to acquire additional goods or services at a discount by a contract agreed between the customer and the entity, the entity shall identify this option as a separate performance obligation upon granting such option as a part of the consideration of the transaction being recognized as contract liabilities, and recognize revenue when the additional good or service is transferred at a discount to the customer or when such option expires. Under the current standard, NTT Group records accrued liabilities relating to the points that customers earn. After adopting the new standard, NTT Group will recognize a part of the consideration for transactions of mobile communications and other services as contract liabilities at the time when the points are granted, and recognize revenue when points are used for additional goods or services at a discount.

NTT Group is in the process of setting up operating processes and internal controls for the adoption of the new revenue recognition standard.

Recognition and Measurement of Financial Assets and Financial Liabilities –

On January 5, 2016, the FASB issued ASU 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities,” which makes targeted improvements to the accounting for, and presentation and disclosure of, financial instruments. ASU 2016-01 requires that most equity investments be measured at fair value, with subsequent changes in fair value recognized in net income. ASU 2016-01 does not affect the accounting for investments that would otherwise be consolidated or accounted for under the equity method. The new standard also affects the recognition of changes in fair value of financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017. The new standard is expected to take effect for NTT Group on April 1, 2018.

NTT is currently evaluating the effect of adopting the ASU.

Leases –

On February 25, 2016, the FASB issued ASU 2016-02 “Leases,” which requires all lessees to recognize right-of-use assets and lease liabilities, principally. The new standard is effective for fiscal years beginning after December 15, 2018. The new standard is expected to take effect for NTT Group on April 1, 2019. Early adoption is permitted.

The adoption of the new accounting standard is expected to result in the recognition of additional right-of-use assets and lease liabilities. NTT is considering the scope and the amounts of assets and liabilities to be recognized.

Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost –

On March 10, 2017, the FASB issued ASU2017-07 “Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost,” which requires that employers report the service cost component in the same line item(s) as other employee compensation costs arising from services rendered during the period, and report the other components of net benefit cost separately from the service cost component and outside a subtotal of operating income. Only the service cost component will be eligible for capitalization. The updated presentation of net benefit cost in an employer’s income statement is to be applied retrospectively while the change in capitalized benefit cost is to be applied prospectively. ASU 2017-07 is effective for fiscal years beginning after December 15, 2017. The standard is expected to take effect for NTT Group on April 1, 2018. Early adoption of the standard as of April 1, 2017 would also be permitted.

NTT is currently evaluating the effect of adopting the ASU.

2. Inventories:

Inventories at March 31 and September 30, 2017 comprised the following:

	Millions of yen
	March 31, 2017	September 30, 2017

Telecommunications equipment to be sold and materials	¥155,248	¥143,736
Projects in progress	112,514	151,302
Supplies	97,617	91,824

Total	¥365,379	¥386,862

3. Equity:

Outstanding shares and treasury stock –

Changes in NTT’s shares of common stock and treasury stock for the fiscal year ended March 31, 2017 and for the six months ended September 30, 2017 are as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2016	2,096,394,470	255,269
Acquisition of treasury stock under resolution of the board of directors	—	80,731,900
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	41,446
Resale of treasury stock to holders of less-than-one-unit shares	—	(1,656)
Balance at March 31, 2017	2,096,394,470	81,026,959

Acquisition of treasury stock under resolution of the board of directors	—	8,893,400
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	27,529
Resale of treasury stock to holders of less-than-one-unit shares	—	(596)

Balance at September 30, 2017	2,096,394,470	89,947,292

On May 13, 2016, the Board of Directors resolved that NTT may acquire up to 68 million shares of its outstanding common stock for an amount in total not exceeding ¥350 billion from May 16, 2016 through March 31, 2017. Based on this resolution, NTT repurchased 59,038,100 shares of its common stock at ¥267,384 million on June 14, 2016 using the ToSTNeT-3, and concluded the repurchase of its common stock authorized by Board of Directors’ resolution.

On December 12, 2016, the Board of Directors resolved that NTT may acquire up to 33 million shares of its outstanding common stock for an amount in total not exceeding ¥150 billion from December 13, 2016 through June 30, 2017. Based on this resolution, NTT repurchased 21,693,800 shares of its common stock for a total purchase price of ¥106,763 million between December 2016 and March 2017. NTT also repurchased 8,893,400 shares of its common stock for a total purchase price of ¥43,235 million in April 2017 and concluded the repurchase of its common stock authorized by Board of Directors’ resolution.

On September 25, 2017, the Board of Directors resolved that NTT may acquire up to 30 million shares of its outstanding common stock for an amount in total not exceeding ¥150 billion from September 26, 2017 through March 31, 2018. NTT also repurchased 11,400,000 shares of its common stock for a total purchase price of ¥60,294 million in October 2017.

Dividends –

(1) Cash dividends paid

Resolution	The shareholders’ meeting held on June 27, 2017
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥120,922 million
Cash dividends per share	¥60
Record date	March 31, 2017
Date of payment	June 28, 2017

(2) Cash dividends declared

Resolution	The board of directors’ meeting on November 10, 2017
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends declared	¥150,484 million
Cash dividends per share	¥75
Record date	September 30, 2017
Date of payment	December 11, 2017

Changes in equity –

Changes in total equity, NTT shareholders’ equity and equity attributable to noncontrolling interests for the six months ended September 30, 2016 and 2017 are as follows:

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2016	¥8,833,806	¥2,406,276	¥11,240,082
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 1)	(1,668)	(1,408)	(3,076)
Balance at March 31, 2016 (as adjusted)	8,832,138	2,404,868	11,237,006
Dividends paid to NTT Shareholders	(125,768)	—	(125,768)
Dividends paid to noncontrolling interests	—	(56,607)	(56,607)
Acquisition of treasury stock	(267,468)	—	(267,468)
Resale of treasury stock	4	—	4
Other equity transactions	(873)	(84,407)	(85,280)
Net income	476,096	148,917	625,013
Other comprehensive income (loss)	(156,907)	(33,603)	(190,510)
Unrealized gain (loss) on securities	(14,189)	(4,113)	(18,302)
Unrealized gain (loss) on derivative instruments	(1,655)	(354)	(2,009)
Foreign currency translation adjustments	(145,914)	(30,097)	(176,011)
Pension liability adjustments	4,851	961	5,812
Balance at September 30, 2016	¥8,757,222	¥2,379,168	¥11,136,390

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2017	¥9,052,479	¥2,455,277	¥11,507,756
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 1)	(2,387)	(2,012)	(4,399)
Balance at March 31, 2017 (as adjusted)	9,050,092	2,453,265	11,503,357
Dividends paid to NTT Shareholders	(120,922)	—	(120,922)
Dividends paid to noncontrolling interests	—	(57,674)	(57,674)
Acquisition of treasury stock	(43,379)	—	(43,379)
Resale of treasury stock	3	—	3
Other equity transactions	(6,549)	(2,705)	(9,254)
Net income	527,505	150,916	678,421
Other comprehensive income (loss)	34,931	15,912	50,843
Unrealized gain (loss) on securities	6,803	6,304	13,107
Unrealized gain (loss) on derivative instruments	1,361	(395)	966
Foreign currency translation adjustments	23,627	9,462	33,089
Pension liability adjustments	3,140	541	3,681
Balance at September 30, 2017	¥9,441,681	¥2,559,714	¥12,001,395

Changes in the redeemable noncontrolling interest are not included in the table.

Accumulated other comprehensive income (loss) –

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the six and three months ended September 30, 2016 and 2017 are as follows:

For the six months ended September 30	Millions of yen
	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at March 31, 2016	¥109,211	¥(10,272)	¥119,053	¥(275,047)	¥(57,055)
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 1)	—	107	(1,591)	30	(1,454)
Balance at March 31, 2016 (as adjusted)	109,211	(10,165)	117,462	(275,017)	(58,509)

Other comprehensive income before reclassification	(7,483)	(1,261)	(178,873)	(431)	(188,048)
Amounts reclassified from accumulated other comprehensive income	(10,819)	(748)	—	6,243	(5,324)

Other comprehensive income	(18,302)	(2,009)	(178,873)	5,812	(193,372)

Less – Comprehensive income attributable to noncontrolling interests	(4,113)	(354)	(32,959)	961	(36,465)

Balance at September 30, 2016	¥95,022	¥(11,820)	¥(28,452)	¥(270,166)	¥(215,416)

For the six months ended September 30	Millions of yen
	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at March 31, 2017	¥114,283	¥(8,531)	¥87,378	¥(191,568)	¥1,562
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 1)	(9)	—	(3,342)	—	(3,351)
Balance at March 31, 2017 (as adjusted)	114,274	(8,531)	84,036	(191,568)	(1,789)

Other comprehensive income before reclassification	14,184	2,788	24,065	51	41,088
Amounts reclassified from accumulated other comprehensive income	(1,077)	(1,822)	10,321	3,630	11,052

Other comprehensive income	13,107	966	34,386	3,681	52,140

Less – Comprehensive income attributable to noncontrolling interests	6,304	(395)	10,759	541	17,209

Balance at September 30, 2017	¥121,077	¥(7,170)	¥107,663	¥(188,428)	¥33,142

For the three months ended September 30	Millions of yen
	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at June 30, 2016	¥97,867	¥(9,034)	¥35,907	¥(272,900)	¥(148,160)
Other comprehensive income before reclassification	6,412	(4,440)	(78,093)	51	(76,070)
Amounts reclassified from accumulated other comprehensive income	(10,012)	(947)	—	3,185	(7,774)

Other comprehensive income	(3,600)	(5,387)	(78,093)	3,236	(83,844)

Less – Comprehensive income attributable to noncontrolling interests	(755)	(2,601)	(13,734)	502	(16,588)

Balance at September 30, 2016	¥95,022	¥(11,820)	¥(28,452)	¥(270,166)	¥(215,416)

For the three months ended September 30	Millions of yen
	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at June 30, 2017	¥116,802	¥(6,190)	¥88,360	¥(189,713)	¥9,259
Other comprehensive income before reclassification	10,157	138	22,473	35	32,803
Amounts reclassified from accumulated other comprehensive income	(1,173)	(1,837)	3,057	1,553	1,600

Other comprehensive income	8,984	(1,699)	25,530	1,588	34,403

Less – Comprehensive income attributable to noncontrolling interests	4,709	(719)	6,227	303	10,520

Balance at September 30, 2017	¥121,077	¥(7,170)	¥107,663	¥(188,428)	¥33,142

Reclassifications out of accumulated other comprehensive income (loss) for the six and three months ended September 30, 2016 and 2017 are as follows:

	Millions of yen
	Amounts reclassified from accumulated other comprehensive income (loss)		Affected line items in consolidated statements of income
For the six months ended September 30	2016	2017
Unrealized gain (loss) on securities	¥15,502	¥1,495	Other, net
	(4,745)	(418)	Income tax benefit (expense)
	62	—	Equity in earnings (losses) of affiliated companies

	¥10,819	¥1,077	Net income

Unrealized gain (loss) on derivative instruments	¥1,127	¥2,603	Other, net
	(344)	(814)	Income tax benefit (expense)
	(35)	33	Equity in earnings (losses) of affiliated companies

	¥748	¥1,822	Net income

Foreign currency translation adjustments	¥—	¥5,062	Income tax benefit (expense)
	—	(15,383)	Equity in earnings (losses) of affiliated companies

	¥—	¥(10,321)	Net income

Pension liability adjustments	¥(9,068)	¥(5,152)	*
	2,825	1,522	Income tax benefit (expense)

	¥(6,243)	¥(3,630)	Net income

Total	¥5,324	¥(11,052)	Net income

*	Amounts reclassified from pension liability adjustments are included in the computation of net periodic pension cost.

	Millions of yen
	Amounts reclassified from accumulated other comprehensive income (loss)		Affected line items in consolidated statements of income
For the three months ended September 30	2016	2017
Unrealized gain (loss) on securities	¥14,430	¥1,608	Other, net
	(4,420)	(435)	Income tax benefit (expense)
	2	—	Equity in earnings (losses) of affiliated companies

	¥10,012	¥1,173	Net income

Unrealized gain (loss) on derivative instruments	¥1,396	¥2,607	Other, net
	(431)	(820)	Income tax benefit (expense)
	(18)	50	Equity in earnings (losses) of affiliated companies

	¥947	¥1,837	Net income

Foreign currency translation adjustments	¥—	¥1,400	Income tax benefit (expense)
	—	(4,457)	Equity in earnings (losses) of affiliated companies

	¥—	¥(3,057)	Net income

Pension liability adjustments	¥(4,570)	¥(2,215)	*
	1,385	662	Income tax benefit (expense)

	¥(3,185)	¥(1,553)	Net income

Total	¥7,774	¥(1,600)	Net income

*	Amounts reclassified from pension liability adjustments are included in the computation of net periodic pension cost.

Equity transactions with noncontrolling interests –

On April 28, 2016, the Board of Directors of NTT DOCOMO, Inc. (“NTT DOCOMO”), a subsidiary of NTT, resolved that NTT DOCOMO may acquire up to 99,132,938 shares of its outstanding common stock for an amount in total not exceeding ¥192,514 million from May 2, 2016 through December 31, 2016. Based on this resolution, NTT DOCOMO repurchased 9,021,000 shares of its common stock at ¥24,433 million using the ToSTNeT-3 on May 18, 2016, and also repurchased 31,340,000 shares of its common stock at ¥84,749 million by way of market purchases based on the discretionary dealing contract until September 30, 2016. As a result, NTT’s ownership interest in NTT DOCOMO increased from 65.7% to 66.4% and “Additional paid-in capital” decreased by ¥2,270 million in the consolidated balance sheet as of September 30, 2016.

On October 26, 2017, the Board of Directors of NTT DOCOMO resolved that NTT DOCOMO may acquire up to 120 million shares of its outstanding common stock for an amount in total not exceeding ¥300 billion from October 27, 2017 through March 31, 2018.

4. Fair value measurements:

The inputs to valuation techniques used to measure fair value are required to be categorized by fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 – Quoted prices for identical assets or liabilities in active markets

•

Level 2 – Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data

•	Level 3 – Unobservable inputs

Assets and liabilities measured at fair value on a recurring basis as of March 31 and September 30, 2017 are as follows:

	Millions of yen
	March 31, 2017
	Fair value measurements using
	Total	Level 1	Level 2	Level 3
Assets
Available-for-sale securities:
Domestic equity securities	¥198,482	¥198,482	¥—	¥—
Foreign equity securities	135,912	135,912	—	—
Domestic debt securities	59,138	214	58,759	165
Foreign debt securities	38,360	9	38,118	233
Derivatives:
Forward exchange contracts	1,137	—	1,137	—
Interest rate swap agreements	289	—	289	—
Currency swap agreements	71,930	—	71,930	—

Liabilities
Derivatives:
Forward exchange contracts	1,032	—	1,032	—
Interest rate swap agreements	3,938	—	3,938	—
Currency swap agreements	12,555	—	12,555	—
Currency option agreements	1,336	—	1,336	—

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

	Millions of yen
	September 30, 2017
	Fair value measurements using
	Total	Level 1	Level 2	Level 3
Assets
Available-for-sale securities:
Domestic equity securities	¥216,878	¥216,878	¥—	¥—
Foreign equity securities	123,691	123,691	—	—
Domestic debt securities	69,531	214	69,148	169
Foreign debt securities	40,733	125	40,494	114
Derivatives:
Forward exchange contracts	578	—	578	—
Interest rate swap agreements	201	—	201	—
Currency swap agreements	18,201	—	18,201	—

Liabilities
Derivatives:
Forward exchange contracts	3,927	—	3,927	—
Interest rate swap agreements	3,764	—	3,764	—
Currency swap agreements	15,939	—	15,939	—
Currency option agreements	837	—	837	—

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

Available-for-sale securities –

Available-for-sale securities comprise marketable equity securities and debt securities. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which is classified as Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2. In cases in which fair value is measured by inputs derived from unobservable data, it is classified as Level 3.

Derivatives –

Derivatives comprise forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements. Fair value of derivatives is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2.

Assets and liabilities measured at fair value on a nonrecurring basis for the six months ended September 30, 2016 and 2017 were immaterial.

5. Segment information:

Operating segments are components of NTT Group 1) that engage in business activities, 2) whose operating results are regularly reviewed by NTT Group’s chief operating decision maker to make decisions on the allocation of financial resources and to evaluate business performance, and 3) for which discrete financial information is available. Accounting policies used to determine segment profit/loss are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, system integration services and other operating revenues.

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services and sales of telecommunications equipment.

The data communications business segment comprises revenues from system integration services.

The other segment principally comprises operating revenues from such activities as building maintenance, real estate rental, systems development, leasing and research and development.

Operating revenues:

	Millions of yen
For the six months ended September 30	2016	2017
Operating revenues:
Regional communications business –
External customers	¥1,352,117	¥1,274,902
Intersegment	268,316	305,689

Total	1,620,433	1,580,591

Long distance and international communications business –
External customers	995,603	1,021,147
Intersegment	43,242	43,655

Total	1,038,845	1,064,802

Mobile communications business –
External customers	2,264,457	2,269,647
Intersegment	23,579	30,484

Total	2,288,036	2,300,131

Data communications business –
External customers	713,590	895,821
Intersegment	48,466	48,623

Total	762,056	944,444

Other –
External customers	198,561	203,278
Intersegment	369,047	361,111

Total	567,608	564,389
Elimination	(752,650)	(789,562)

Consolidated Total	¥5,524,328	¥5,664,795

	Millions of yen
For the three months ended September 30	2016	2017
Operating revenues:
Regional communications business –
External customers	¥678,741	¥637,881
Intersegment	138,799	154,903

Total	817,540	792,784

Long distance and international communications business –
External customers	496,925	512,553
Intersegment	22,900	22,529

Total	519,825	535,082

Mobile communications business –
External customers	1,167,395	1,148,567
Intersegment	11,971	14,868

Total	1,179,366	1,163,435

Data communications business –
External customers	362,963	457,181
Intersegment	25,611	24,959

Total	388,574	482,140

Other –
External customers	101,565	98,831
Intersegment	193,895	184,181

Total	295,460	283,012
Elimination	(393,176)	(401,440)

Consolidated Total	¥2,807,589	¥2,855,013

Segment profit:

	Millions of yen
For the six months ended September 30	2016	2017
Segment profit:
Regional communications business	¥232,247	¥253,152
Long distance and international communications business	42,180	70,384
Mobile communications business	583,738	547,285
Data communications business	35,888	59,007
Other	29,691	39,408

Total segment profit	923,744	969,236
Elimination	2,740	5,947

Consolidated Total	¥926,484	¥975,183

	Millions of yen
For the three months ended September 30	2016	2017
Segment profit:
Regional communications business	¥104,456	¥119,521
Long distance and international communications business	15,162	35,576
Mobile communications business	285,425	269,694
Data communications business	14,020	33,727
Other	17,361	20,360

Total segment profit	436,424	478,878
Elimination	2,665	4,708

Consolidated Total	¥439,089	¥483,586

Transfers between operating segments are based on the values that approximate arm’s-length prices. Operating income is operating revenue less costs and operating expenses.

There were no operating revenues from transactions with a single external customer amounting to 10% or more of NTT Group’s revenues for the six months ended September 30, 2016 and 2017.

6. Research and development expenses:

Research and development costs are charged to expenses as incurred. Research and development expenses amounted to ¥102,702 million and ¥98,350 million for the six months ended September 30, 2016 and 2017, respectively, and ¥57,621 million and ¥51,460 million for the three months ended September 30, 2016 and 2017, respectively.

7. Financing receivables:

NTT Group has certain “Financing receivables,” including loans and lease receivables. These financing receivables are mainly held by the financial subsidiaries of NTT. NTT manages these financing receivables by classifying them into “Installment sales receivable,” “Lease receivable,” “Loans receivable,” “Credit receivable” and “Others.”

The allowance for doubtful accounts against financing receivables collectively evaluated for impairment is computed based on each historical bad debt experience. The allowance for doubtful accounts against financing receivables individually evaluated for impairment is computed based on the estimated uncollectible amount based on an analysis of certain individual accounts. In addition, financing receivables that are determined to be uncollectible due to, among other factors, the condition of the debtor are written off at the time of determination.

Rollforward of allowance for doubtful accounts and recorded investment in financing receivables for the six months ended September 30, 2016 and 2017, and the changes in doubtful accounts for the six months ended September 30, 2016 and 2017 are as follows:

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2016	¥5,174	¥4,359	¥940	¥11,006	¥4,303	¥25,782
Provision	610	295	13	12,156	(463)	12,611
Charge off	(22)	(360)	(21)	(10,302)	—	(10,705)
Recovery	2	44	—	2	—	48
Balance at September 30, 2016	5,764	4,338	932	12,862	3,840	27,736
Collectively evaluated for impairment	5,684	1,559	432	12,862	52	20,589
Individually evaluated for impairment	80	2,779	500	—	3,788	7,147

Financing receivables:
Balance at September 30, 2016	1,008,094	416,078	99,927	362,529	4,448	1,891,076
Collectively evaluated for impairment	1,008,001	412,684	98,473	362,529	597	1,882,284
Individually evaluated for impairment	¥93	¥3,394	¥1,454	¥—	¥3,851	¥8,792

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2017	¥4,102	¥4,142	¥805	¥13,643	¥9,664	¥32,356
Provision	(1,582)	271	7	15,348	(1,389)	12,655
Charge off	(18)	(388)	(20)	(12,898)	(4,081)	(17,405)
Recovery	—	30	—	1	—	31
Balance at September 30, 2017	2,502	4,055	792	16,094	4,194	27,637
Collectively evaluated for impairment	2,428	1,483	533	16,094	51	20,589
Individually evaluated for impairment	74	2,572	259	—	4,143	7,048

Financing receivables:
Balance at September 30, 2017	892,248	447,102	90,186	439,295	4,618	1,873,449
Collectively evaluated for impairment	892,171	444,371	89,555	439,295	434	1,865,826
Individually evaluated for impairment	¥77	¥2,731	¥631	¥—	¥4,184	¥7,623

8. Contingent liabilities:

Contingent liabilities at September 30, 2017 for loans guaranteed, among other things, amounted to ¥76,302 million.

As of September 30, 2017, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

9. Subsequent events:

Payment Received in Respect of Arbitration Award Regarding Stake in Tata Teleservices

Tata Teleservices Limited (“TTSL”) is a telecommunication operator in India and a privately held company.

As of September 30 2017, NTT Group held approximately 21.6% of the outstanding common shares of TTSL and accounted for the investment under the equity method.

Under the shareholders agreement (the “Agreement”) entered into among TTSL, Tata Sons Limited (“Tata Sons”) and NTT DOCOMO when NTT DOCOMO entered into a business alliance with TTSL in March 2009, NTT DOCOMO shall have certain shareholder rights, including the right to require Tata Sons to find a suitable buyer for NTT DOCOMO’s entire stake (1,248,974,378 shares, or approximately 26.5% of outstanding shares) in TTSL for 50% of the NTT DOCOMO’s acquisition price, which amounts to 72.5 billion Indian rupees (or ¥127.6 billion*1), or at fair value, whichever is higher, in the event that TTSL fails to achieve certain specified performance targets by March 31, 2014. The right became exercisable on May 30, 2014, and NTT DOCOMO exercised the right on July 7, 2014.

The obligation of Tata Sons under the Agreement was not fulfilled, although NTT DOCOMO repeatedly held discussions with Tata Sons regarding the sale of NTT DOCOMO’s entire stake in TTSL pursuant to the Agreement. Accordingly, NTT DOCOMO submitted a request for arbitration to the London Court of International Arbitration (“LCIA”) on January 3, 2015.

NTT DOCOMO received a binding arbitration award from the LCIA on June 23, 2016. The award ordered that Tata Sons pay damages to NTT DOCOMO in the amount of approximately $1,172 million (or ¥132.6 billion*2) for Tata Sons’ breach of the Agreement, upon NTT DOCOMO’s tender of its entire stake in TTSL to Tata Sons or its designee.

On July 8, 2016, NTT DOCOMO submitted an application to the High Court in India (“the Court”) requesting enforcement of the LCIA Award in India. On February 25, 2017, NTT DOCOMO and Tata Sons submitted a joint application to the Court requesting that the Court declare the LCIA Award enforceable in India. On April 28, 2017, the Court delivered a court decision approving the joint application.

On October 31, 2017, NTT DOCOMO received ¥144.9 billion*3 from Tata Sons as payment of the arbitration award amount in accordance with the Court decision regarding NTT DOCOMO’s stake in TTSL. As a result of this transaction, NTT Group expects to include the award amount of ¥144.9 billion in other income on the consolidated financial statements for the three month period ending December 31, 2017.

Concurrent with the receipt of the above award amount, all shares in TTSL held by NTT DOCOMO have been transferred to Tata Sons and companies designated by Tata Sons. Upon the transfer of NTT DOCOMO’s shares in TTSL, NTT Group no longer accounts for investments in TTSL under the equity method. As a result, NTT Group expects to include a loss on transfer of investments in affiliates of ¥29.8 billion, equal to the reclassification adjustments of foreign currency translation adjustments, in other expense on its consolidated financial statements for the three month period ending December 31, 2017.

*1	1 rupee = ¥1.76 as of October 31, 2017
*2	$1 = ¥113.16 as of October 31, 2017
*3	The amount received included interest earned and other costs awarded.

NTT’s repurchase of its common stock

Please see note 3 for details.

NTT DOCOMO’s resolution to repurchase its common stock

Please see note 3 for details.